05036839

COMMISSION

549

AM 3/8/2005

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

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SEC FILE NUMBER
8-26892

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Multi-Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1290 Broadway
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Stewart **(404) 841-6890**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, E. Paul Stewart, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Financial Securities Corp, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Multi-Financial Securities Corporation

For the year ended December 31, 2004
with Reports of Independent Registered Public Accounting Firm

Multi-Financial Securities Corporation
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Multi-Financial Securities Corporation

We have audited the accompanying statement of financial condition of Multi-Financial Securities Corporation (the "Company," a wholly owned subsidiary of Multi-Financial Group, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004, and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Financial Securities Corporation at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 15, 2005

Multi-Financial Securities Corporation
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	13,121,089
Cash segregated for regulatory purposes		91,208
Commissions and concessions receivable		7,481,420
Accounts receivable, net of allowance of $389,192		1,840,938
Due from affiliates		3,037,931
Deferred income tax asset		3,218,994
Deferred compensation plans investment		3,802,187
Other assets		610,100
Total assets	$	33,203,867
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable	$	7,030,805
Accounts payable and other accrued expenses		3,486,432
Due to affiliates, including $307,050 under tax allocation agreement		3,131,878
Deferred compensation plans accrued expenses		3,891,511
Other liabilities		973,546
Total liabilities		18,514,172
Stockholder's equity:		
Common stock, $1.00 par value; 50,000 shares authorized; 23,000 shares issued and outstanding		23,000
Additional paid-in capital		8,479,928
Retained earnings		6,186,767
Total stockholder's equity		14,689,695
Total liabilities and stockholder's equity	$	33,203,867

The accompanying notes are an integral part of these financial statements.

Multi-Financial Securities Corporation
Statement of Income
Year ended December 31, 2004

Revenues:		
Commissions	$	120,746,423
Interest		422,753
Other		7,700,268
Total revenues		128,869,444
Expenses:		
Commissions		105,971,571
Salaries and employee benefits		4,154,969
Management fees paid to affiliates		12,803,595
Marketing and customer development		1,200,816
Occupancy and equipment rental		483,194
Other operating expenses		3,205,241
Total expenses		127,819,386
Income before taxes		1,050,058
Income tax expense (benefit):		
Current		1,086,894
Deferred		(1,101,172)
Total income tax benefit		(14,278)
Net income	$	1,064,336

The accompanying notes are an integral part of these financial statements.

Multi-Financial Securities Corporation
Statement of Changes in Subordinated Borrowings

Subordinated debt at January 1, 2004	$	-
Increases:		
Issuance of subordinated notes		3,200,000
Decreases:		
Payment of subordinated notes		3,200,000
Subordinated debt at December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

Multi-Financial Securities Corporation
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 23,000	$ 8,479,928	$ 5,122,431	$ 13,625,359
Net income	-	-	1,064,336	1,064,336
Balance at December 31, 2004	$ 23,000	$ 8,479,928	$ 6,186,767	$ 14,689,695

The accompanying notes are an integral part of these financial statements.

Multi-Financial Securities Corporation
Statement of Cash Flows
Year ended December 31, 2004

Operating activities	
Net income	$ 1,064,336
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	(1,101,172)
Changes in operating assets and liabilities:	
Cash segregated for regulatory purposes	210,916
Commissions and concessions receivable	1,088,214
Accounts receivable	(840,619)
Due from affiliates	27,485
Deferred compensation plans investment	(1,294,945)
Other assets	(211,156)
Commission and concessions payable	(2,387,541)
Accounts payable and other accrued expenses	2,548,275
Due to affiliates	360,520
Deferred compensation plans accrued expenses	1,383,952
Other liabilities	(1,147,055)
Net cash used in operating activities	(298,790)
Decrease in cash and cash equivalents	(298,790)
Cash and cash equivalents at beginning of year	13,419,879
Cash and cash equivalents at end of year	$ 13,121,089
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 22,643

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Multi-Financial Securities Corporation (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is engaged primarily in the business of selling mutual funds, direct participation programs, limited partnerships, unit investment trusts, variable and life products, stocks, bonds, and options. The Company is a wholly owned subsidiary of Multi-Financial Group, LLC (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

On January 1, 2004, the Company merged with affiliated entities IFG Agency, Inc. ("IFA"), IFG Advisory Services, Inc. ("IAS"), IFG Network Securities, Inc. ("INS"), Penningon, Bass and Associates ("PBA"), PMG Agency, Inc. ("PMG"), VESTAX Securities Corporation ("VSC"), VTX Agency, Inc. ("VTA"), and VTX Agency of Michigan ("VTM"). The combination was accounted for as a pooling of interests consistent with Accounting Principles Board Opinion No. 16 "Business Combinations" ("APB 16") as it represents a combination between entities under common control. Accordingly, the assets and liabilities of each entity were recorded by the Company, the surviving entity, at book value as of January 1, 2004. All balances as of January 1, 2004 have been restated to reflect the pooling and the results of operations represent the combined entities' results from the date of the combination.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash Segregated for Regulatory Purposes

Cash of $31,198 at December 31, 2004 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3(c)(7).

Cash of $50,000 at December 31, 2004 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $10,010 at December 31, 2004 has been deposited in an escrow account at the National Securities Clearing Corporation.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

During the year the Company had liabilities subordinated to the claims of general creditor, however all amounts were re-paid at December 31, 2004.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2004:

Current:		
Federal	$	953,008
State		133,886
		1,086,894
Deferred:		
Federal		(358,477)
State		(742,695)
		(1,101,172)
Total	$	(14,278)

Variations from the federal statutory rate are as follows for the year ended December 31, 2004:

Expected federal income tax expense at statutory rate of 35%	$	367,520
State income tax benefit, net of federal benefit		(395,726)
Other		13,928
Income tax benefit	$	(14,278)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2004. Significant components of the Company's deferred tax assets at December 31, 2004 are as follows:

Deferred tax assets:		
Deferred compensation	$	1,338,258
Legal fees		626,295
Pension		510,641
Convention		312,502
Allowance for doubtful accounts		160,250
Bonuses		146,265
Other		124,783
Total deferred tax assets	$	3,218,994

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2004, the Company was charged $12,803,595 by ING BN and ING AIH.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

Deferred Compensation Plan

The Company maintains a deferred compensation plan for registered representatives. Under the plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return of the underlying investment index choice. Such amounts are included in the Company's 2004 results of operations. The plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $3,802,187 is included as an asset on the statement

of financial condition. The total of net participant deferrals which is reflected as a liability on the statement of financial condition was $3,891,511 at December 31, 2004. Total interest expense related to the plan (net of the Company's investment results) was $8,056 for the year ended December 31, 2004.

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Subordinated Debt

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. At December 31, 2004, the Company had net capital of $5,001,127 or an excess of $4,751,127 over required net capital.

Supplemental Information

Multi-Financial Securities Corporation
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Schedule I

Net capital		
Stockholder's equity		$ 14,689,695
Non-allowable assets and deductions and charges:		
Non-allowable assets:		
Commissions receivable (aged)	966,711	
Due from affiliates	3,037,931	
Accounts receivable	1,840,938	
Deferred income tax asset	3,218,994	
Other assets	374,395	
Total non-allowable assets and deductions and charges		9,438,969
Net capital before haircuts		5,250,726
Haircuts:		
Debt securities	375	
Stocks and warrants	36,224	
Money market	213,000	
Total haircuts		249,599
Net capital		$ 5,001,127
Computation of alternative net capital requirement		
Net capital		$ 5,001,127
Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items as shown in the reserve requirement computation)		250,000
Excess net capital		$ 4,751,127
Net capital in excess of 5% of aggregate debit items (or $120,000, if greater)		$ 4,881,127

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2004.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Multi-Financial Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Multi-Financial Securities Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 15, 2005